

May 16, 2025

Sandstorm Gold Royalties Reports Favourable Voting Recommendations from ISS and Glass Lewis Regarding 2025 Shareholder Meeting

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) today announced that, further to the Company's press release dated May 12, 2025, Institutional Shareholder Services Inc. ("ISS") has updated its voting recommendations regarding proposals relating to amendments to the Company's share-based compensation program to be voted on at the Company's upcoming Annual General and Special Meeting of Shareholders scheduled for May 30, 2025 (the "Meeting"). ISS' updated report now recommends shareholders vote FOR all management proposals to be voted on at the Meeting, including those proposals ISS previously recommended voting against. As previously announced, Glass, Lewis & Co. LLC, a leading independent proxy advisor, has also recommended that the Company's shareholders vote FOR the management proposals relating to the Company's share-based compensation program as outlined in the Company's Management Information Circular dated April 9, 2025 (the "Information Circular").

For further details, please refer to the Company's press release dated May 12, 2025. Shareholders can obtain copies of the Information Circular and other related Meeting materials from SEDAR+ at www.sedarplus.ca or by contacting Investor Relations at info@sandstormgold.com.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson
President & CEO

604 689 0234

Kim Bergen
VP, Capital Markets

604 628 1164



ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

